U.S. SECURITIES AND EXCHANGE COMMISSION
                        Washington, D. C.  20549

                               FORM 12b-25

                       NOTIFICATION OF LATE FILING

                     COMMISSION FILE NUMBER: 0-9336

           form 10-QSB for the Period Ended: December 31, 2007

                    PART - 1 - Registrant Information

                       STANDARD ENERGY CORPORATION
       (Name of Small Business Issuer as specified in its charter)

                           CIK No. 0000205921

         447 Bearcat Drive
        Salt Lake City, Utah                           84115-2517
 (Address of principal executive offices)              (Zip Code)

     Issuer's telephone number, including area code: (801) 364-9000

                    PART II - Rules 12-b25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense, and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semiannual report, transition report on Form 10-Q, Form 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the fifteen calendar day following the prescribed due date, or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date;

(c) The accountant's statement or other exhibit required by Rule
12b-25(c) has been attached if applicable.

                           Part III - Narrative

State below, in reasonable detail, the reasons why Form 10-Q and Form 10QSB, 20-F, 1-K, 10Q, and Form N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

                              -1-
The Registrant is requesting an extension for the filing of the Quarterly Report on Form 10-QSB for the period ended December 31, 2005 because the independent auditors have not yet completed their review of the financial statements. The Company will file the Quarterly Report on Form 10-QSB for the period ended December 31, 2005 with completed financial statements on or before the extended due date of February 21, 2008.

                        Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification:

                     Dean W Rowell, CEO (801) 364-9000

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 1 months or for shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

Yes

(3) It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be effected by the earnings statements to be included in the subject report or portion thereof?

No

Standard Energy Corporation has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: February 14, 2008      STANDARD ENERGY CORPORATION


                              /s/ Dean W. Rowell
                              Dean W. Rowell, CEO & President












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                               End of Filing